Exhibit 99.11

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	13	12	2005

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	57,000	10,000	270
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£5.43	£3.4975	£5.62

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

coform	88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	13	12	2005

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	385
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	£4.12

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Apollo Nominees Limited Account ID DEP	Ordinary	37,499

Address
1 Finsbury Avenue London
UK postcode EC2M 2PP

Name	Class of shares allotted	Number allotted
Mr Fenton N Hord	Ordinary	10,000

Address
8808 Mariner Drive Raleigh North Carolina NC 27615
UK postcode

Name	Class of shares allotted	Number allotted
John L Wilcox	Ordinary	5,000

Address
37 Beverley Hills Drive Newport News VA 23606 USA
UK postcode

Name	Class of shares allotted	Number allotted
Paul Lachance	Ordinary	13,528

Address
134 Stonehenge Drive Ancaster Ontario L9K 1M8 Canada
UK postcode

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mark Corriveau	Ordinary	973

Address
15 Baker Road North Grimsby Ontario L3M 1W9 Canada
UK postcode

Name	Class of shares allotted	Number allotted
Mrs Rita Pridding	Ordinary	135

Address
8 Ffordd Gwynedd Garden Village Wrexham Clwyd
UK postcode LL11 2TF

Name	Class of shares allotted	Number allotted
Mr Clive Bennett	Ordinary	135

Address
20 Milford Close Walkwood Redditch Worcestershire
UK postcode B97 5PZ

Name	Class of shares allotted	Number allotted
Miss Hazel Gladys Ellen Smith	Ordinary	385

Address
27 Bridge Street Noak Bridge Basildon Essex
UK postcode SS15 4AY

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	/s/ M J White	Date 13-Dec-2005
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform